SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Magellan Midstream Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 20 Pages

1.	Name of Reporting Person MAGELLAN MIDSTREAM HOLDINGS, L.P.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds BK, AF/OO (Contribution from partners)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,615,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 9,615,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 3 of 20 Pages

1.	Name of Reporting Person MAGELLAN MIDSTREAM MANAGEMENT, LLC

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 9,615,312* 8. Shared Voting Power 0 9. Sole Dispositive Power 9,615,312* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 4 of 20 Pages

1.	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by ach Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 5 of 20 Pages

1.	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

13D/A	Page 6 of 20 Pages

1.	Name of Reporting Person C/R ENERGY GP II, LLC

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 7 of 20 Pages

1.	Name of Reporting Person RIVERSTONE HOLDINGS, LLC

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 8 of 20 Pages

1.	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person IA, OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 9 of 20 Pages

1.	Name of Reporting Person TC GROUP, L.L.C.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 10 of 20 Pages

1.	Name of Reporting Person TCG HOLDINGS, L.L.C.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 11 of 20 Pages

1.	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 12 of 20 Pages

1.	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person PN (Limited Partnership)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

CUSIP No. 559080106	13D/A	Page 13 of 20 Pages

1.	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.

2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 9,615,312* 9. Sole Dispositive Power 0 10. Shared Dispositive Power 9,615,312*

11.	Aggregate Amount Beneficially Owned by each Reporting Person 9,615,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 35.1%*

14.	Type of Reporting Person OO (Limited Liability Company)

*	The number and percentage of Common Units of the Issuer reported as beneficially owned in this Schedule 13D includes Common Units and another class of limited partner interests of the Issuer that is convertible into Common Units. See Item 1.

THIS AMENDMENT NO. 3 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JUNE 27, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 4, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 29, 2003. THE TEXT OF ITEMS 1 AND 5 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 9,615,312, which constitutes approximately 35.1% of the total number of Common Units outstanding. This number and percentage includes subordinated units (the “Subordinated Units”), which are convertible on a one-to-one basis into Common Units as described in Item 6. The beneficial ownership reported in this Schedule 13D assumes that at January 2, 2004 there were 21,710,618 Common Units outstanding and 5,679,694 Subordinated Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b) and (c) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b)(i)	Buyer is the sole record owner of, and has the sole power to vote and dispose of 3,935,618 Common Units, and 5,679,694 Subordinated Units which are convertible into an equal number of Common Units, representing, on an as-converted basis, an aggregate of 9,615,312 Common Units (35.1%).

(ii)	Buyer GP does not directly own any Units. By virtue of being the sole general partner of Buyer, Buyer GP may be deemed to possess sole voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(iii)	C/R MLP does not directly own any Units. By virtue of being one of two managing members of Buyer GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(iv)	MDCP IV does not directly own any Units. By virtue of being one of two managing members of Buyer GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(v)	C/R EP does not directly own any Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(vi)	MDP IV does not directly own any Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(vii)	C/R GP does not directly own any Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(viii)	MDP does not directly own any Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(ix)	Riverstone does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(x)	CIM does not directly own any Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(xi)	TC Group does not directly own any Units. By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(xii)	TCG Holdings does not directly own any Units. By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to those Units held by Buyer, representing an aggregate 9,615,312 Common Units (35.1%).

(c)	On December 24, 2003, Buyer sold 4,300,000 Common Units to the Underwriters (as defined herein) at the price of $47.875 per unit (which amount includes the underwriting discount) (the “Sale”). On January 2, 2004, the Underwriters exercised the full amount of the Over-Allotment Option (as defined herein).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 5, 2004

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Management, LLC
Its:	General Partner

	By:	/s/ John D. Chandler

Name: John D. Chandler Title: Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

	By:	/s/ John D. Chandler

Name: John D. Chandler Title: Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its:	General Partner

	By:	C/R Energy GP II, LLC
	Its:	General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr. Title: Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its:	General Partner

	By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr. Title: Managing Director

C/R ENERGY GP II, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr. Title: Managing Director

RIVERSTONE HOLDINGS, LLC

	By:	/s/ Pierre F. Lapeyre, Jr.

Name: Pierre F. Lapeyre, Jr. Title: Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its:	Managing Member

	By:	TCG Holdings, L.L.C.
	Its:	Managing Member

	By:	/s/ Daniel A. D’Aniello

Name: Daniel A. D’Aniello Title: Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello

Name: Daniel A. D’Aniello Title: Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its:	Managing Member

	By:	/s/ Daniel A. D’Aniello

Name: Daniel A. D’Aniello Title: Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Justin S. Huscher

Name: Justin S. Huscher Title : Managing Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

	By:	/s/ Justin S. Huscher

Name: Justin S. Huscher Title : Managing Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Justin S. Huscher

Name: Justin S. Huscher Title : Managing Director